Exhibit 5.3
Consent of McCarthy Tétrault LLP
June 18, 2010
The Toronto-Dominion Bank
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K1A2
Dear Sirs and Mesdames:
Re: The Toronto-Dominion Bank (the “Bank”)
We refer to the short form base shelf prospectus included in the Registration Statement on Form F-9 of the Bank relating to the offering from time to time of up to U.S.$15,000,000,000 principal amount of senior debt securities. In the short form base shelf prospectus included in the Registration Statement, reference is made to the opinions of this firm under the heading “Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others”. We hereby consent to being named in the short form base shelf prospectus included in the Registration Statement and to the use of our opinions therein.
Yours truly,
/s/ McCarthy Tétrault LLP